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                                                                    EXHIBIT 99.1



N E W S   R E L E A S E
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
INVESTOR CONTACTS:

Suresh Kumar                            Clarence Fu
(1) 408.941.1110                        (65) 6360.4060
sureshk@charteredsemi.com               cfu@charteredsemi.com


MEDIA CONTACTS:
Chartered U.S.                          Chartered Singapore:
Tiffany Sparks                          Maggie Tan
(1) 408.941.1185                        (65) 6360.4705
tiffanys@charteredsemi.com              tanmaggie@charteredsemi.com
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                          CHARTERED RE-SIZES WORKFORCE
                          IN LINE WITH CURRENT OUTLOOK


SINGAPORE - OCTOBER 25, 2002 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: Chartered) today announced it is reducing its worldwide workforce by approximately 300 people, or about 7 percent of its total employment. This action is being taken as result of a reassessment of the pace of recovery in the global semiconductor industry.

Approximately 60 percent of the affected employees are manufacturing operators in Chartered's Singapore fabs. The balance of the affected employees are primarily operations, support and administrative staff, whose positions are being consolidated or eliminated. Approximately 275 of the affected employees are based in Singapore, and the rest are located at Chartered sites around the world.

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"This is an unfortunate, but necessary and prudent business decision," said Chia
Song Hwee, president and CEO of Chartered. "We felt it was essential to act in the most fair and compassionate way possible to our affected employees, with a compensation package that includes career transition assistance, job counseling and other elements."

Chartered expects to incur a one-time charge of approximately $5 million dollars in the fourth quarter associated with the workforce reduction. Annual savings in payroll and benefits is expected to be approximately $8 million. For more details on the compensation package, see Appendix: Employee Compensation and Assistance Package.

"From a business perspective, this re-sizing was carefully implemented and will not affect our ability to serve our customers," Chia added. "We will be consolidating jobs in a manner to gain efficiencies to help Chartered's competitiveness."

For details on Chartered's third quarter results and outlook for fourth quarter 2002, please see the company's earnings release, which was issued today.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.

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SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating the one-time charge and annual savings in payroll and benefits associated with the workforce reduction; reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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APPENDIX: EMPLOYEE COMPENSATION AND ASSISTANCE PACKAGE

A.   COMPENSATION PACKAGE

-    SEVERANCE PAY

     - Employees with 2 years or more of continuous service receive compensation of one-month base salary per completed year of service

     - Employees with less than 2 years of continuous service receive half-month base salary per completed year of service


-    OTHER PAYMENTS

     i)   Pro-rated Annual Wage Supplement (AWS) bonus
     ii)  Ex-gratia payment of 0.5 month base salary
     iii) Notice pay
     iv)  Leave pay
     v)   Encashment of Service Appreciation Award (if any)


-    EMPLOYEE STOCK OPTION PLAN (ESOP)

     - Affected employees will be granted an extension of up to six months to exercise vested options.


-    GROUP INSURANCE COVERAGE EXTENSION

     -    Current coverage extended until 31 December 2002 for Group Term Life
          (GTL), Group Personal Accident (GPA), Group Hospitalization & Surgical (H&S) and Extended Major Medical (EMM).


-    EDUCATIONAL ASSISTANCE PROGRAM (EAP)

     -    Reimbursement of course fees up to 31 December 2002 for approved EAP.

     -    Any bond period, where applicable, shall be waived.


B.   EMPLOYEE ASSISTANCE PACKAGE

Professional outplacement support and services available, including half-day to two-day workshops and one-to-one consultation. Support to be extended includes:

     i) Career counseling and transition, such as skills assessment and understanding of career options

     ii)  Job search techniques, resume development and interview skills


Note: The above information reflects the compensation and career assistance package provided in Singapore. Similar packages are being provided in other countries based on regional norms.